                     KPMG LLP
                     2500 Ruan Center
                     666 Grand Avenue
                     Des Moines, IA 50309

             Report of independent Registered Public Accounting Firm

The Board of Directors
MACC Private Equities Inc. and subsidiary
and
The Securities and Exchange Commission:

We have examined management's  assertion,  included in its representation letter dated June 9, 2005, that MACC Private Equities Inc. and subsidiary (the Company)
complied with the  provisions of subsection  (b) and (c) of Rule 17f-2 under the
Investment  Company  Act of 1940  as of June 9,  2005,  and  during  the  period
September  30, 2004 (the date of our last similar  examination)  through June 9,
2005, included in the accompanying  Management  Statement  Regarding  Compliance with Certain  Provisions of the  Investment  Company Act of 1940.  Management is
responsible   for  the  Company's   compliance   with  those   provisions.   Our
responsibility  is to express an opinion  on  management's  assertion  about the
Company's compliance based on our examination.

Our  examination  was  conducted  in  accordance  with   attestation   standards
established  by the  American  Institute of Certified  Public  Accountants  and,
accordingly,  included examining,  on a test basis, evidence about the Company's compliance with those  requirements  and performing such other  procedures as we considered  necessary in the  circumstances.  Included among our procedures were the following  tests  performed as of June 9, 2005 and for the period  September
30, 2004 through June 9, 2005, with respect to securities of the Company:

o    Count and inspection of all  securities  located in the vault of US Bank in
     Cedar Rapids, Iowa

o    Reconciliation  of all such  securities  to the  books and  records  of the
     Company

o    Confirmation of selected security  transactions  since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Company's  compliance with specified requirements.

In our  opinion,  management's  assertion  that MACC Private  Equities  Inc. and subsidiary was in compliance  with the provisions of subsections  (b) and (c) of
Rule 17f-2 of the Investment  Company Act of 1940 as of June 9, 2005 and for the
period from  September  30, 2004 (prior  report date)  through June 9, 2005,  is fairly stated in all material respects.

This report is intended solely for the information and use of management of MACC
Private Equities Inc. and subsidiary and the Securities and Exchange  Commission and  should  not be used for any other  purpose  and is not  intended  to be and should not be used by anyone other than these specified parties.

Des Moines, Iowa
June 9, 2005